Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-40397 and 33-44776 on Forms S-8, and Registration Statement No. 333-125113 on Form S-1 of our reports relating to the consolidated financial statements and financial statement schedule of Flow International Corporation as of and for the years ended April 30, 2007 and 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share Based Payment) and management’s report on the effectiveness of internal control over financial reporting dated July 13, 2007, appearing in the Annual Report on Form 10-K of Flow International Corporation for the year ended April 30, 2007.

/S/ DELOITTE & TOUCHE LLP

Seattle, Washington

July 13, 2007